Prospectus Supplement No. 4	Filed Pursuant to Rule 424(b)(7)
To Prospectus dated December 8, 2006	Registration No. 333-138866

$151,800,000

3½% Convertible Senior Notes due 2011
and Shares of Common Stock Issuable upon Conversion of the Notes

This prospectus supplement no. 4 updates and amends certain information contained in the prospectus dated December 8, 2006, supplemented by prospectus supplement no. 1 dated December 22, 2006, prospectus supplement no. 2 dated January 9, 2007, and prospectus supplement no. 3, dated January 22, 2007, relating to the offer and sale from time to time by certain selling securityholders of up to $151,800,000 aggregate principal amount of our 3½% convertible senior notes due 2011 and shares of our common stock issuable upon conversion of the notes.  The terms of the notes are set forth in the prospectus.  This prospectus supplement no. 4 is not complete without, and may not be utilized except in connection with, the accompanying prospectus, including any amendments or supplements thereto.  This prospectus supplement no. 4 is qualified by reference to the prospectus, prospectus supplement no. 1 dated December 22, 2006, prospectus supplement no. 2 dated January 9, 2007, and prospectus supplement no. 3, dated January 22, 2007, except to the extent that the information in this prospectus supplement no. 4 supersedes the information contained in the prospectus, prospectus supplement no. 1, prospectus supplement no. 2 or prospectus supplement no. 3.

Investing in the notes or our common stock involves a high degree of risk. You should carefully read and consider the risks that are described in the “Risk Factors” section of the accompanying prospectus beginning on page 9.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement no. 4, the prospectus supplement no. 3, dated January 22, 2007, the prospectus supplement no. 2 dated January 9, 2007, the prospectus supplement no. 1 dated December 22, 2006 or the prospectus dated December 8, 2006. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement no. 4 is February 7, 2007

The information in the table under the caption “Selling SecurityHolders” in the prospectus dated December 8, 2006 as supplemented by the prospectus supplement no. 1 dated December 22, 2006, the prospectus supplement no. 2 dated January 9, 2007, and the prospectus supplement no. 3, dated January 22, 2007 is modified by adding the information below with respect to persons not previously listed in the prospectus, and by superseding the information with respect to persons listed below who were previously listed in the prospectus or a prospectus supplement with the information that is set forth below.

SELLING SECURITYHOLDERS

Name	Principal Amount of Notes Beneficially Owned that may be Offered ($)	Percentage of Notes Outstanding (%)	Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock that may be Offered(1)	Percentage of Common Stock Outstanding (%)(2)
Ramius Master Fund, Ltd.(3)(4)	1,000,000	*	89,138	89,138	*
RCG Halifax Fund, Ltd.(4)(5)	275,000	*	24,513	24,513	*
RCG Laditude Master Fund, Ltd.(4)(5)	3,350,000	2.2%	298,613	298,613	*
Xavex Covertible Arbitrage 5 Fund(4)(5)	375,000	*	33,426	33,426	*

*                    Less than 1%.

(1)           Assumes conversion of all of the holder’s notes at a conversion rate of 89.1385 shares of common stock per $1,000 principal amount of notes. However, this conversion rate will be subject to adjustment as described under “Description of Notes—Conversion of Notes.”  As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)           Calculated based on Rule 13d-3(d)(1)(i), using 83,855,064 shares of common stock outstanding as of October 27, 2006. In calculating the amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other notes.

(3)           Ramius Advisors, L.L.C. (“Ramius Advisors”) is the investment adviser of Ramius Master Fund, Ltd. (“Ramius Master”) and consequently has voting control and investment discretion over securities held by Ramius Master.  Ramius Capital Group, L.L.C. (“Ramius Capital”) is the sole member of Ramius Advisors and consequently Ramius Capital may be deemed to have voting control and investment discretion over securities held by Ramius Master.  Ramius Capital disclaims beneficial ownership of the shares held by Ramius Master.  Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital.  As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital.  Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(4)           The selling securityholder is an affiliate of a registered broker-dealer.

(5)           Ramius Capital Group, L.L.C. (“Ramius Capital”) is the investment advisor of RCG Halifax Fund, Ltd. (“Halifax”), RCG Latitude Master Fund, Ltd. (“Latitude”) and Xavex Convertible Arbitrage 5 Fund (“Xavex”) and consequently has voting control and investment discretion over securities held by Halifax, Latitude and Xavex.  Ramius Capital disclaims beneficial ownership of the shares held by Halifax, Latitude and Xavex.  Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., L.L.C., the sole managing member of Ramius Capital.  As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital.  Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

Assumes that any other holder of notes or any future transferee from any such holder does not beneficially own any shares of our common stock other than the shares issuable upon conversion of the notes at the initial conversion rate.